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Virtual Annual General Meeting of Holders of Common Shares of IAMGOLD Corporation (the "Issuer")

May 6, 2025

REPORT OF VOTING RESULTS

National Instrument 51-102 Continuous Disclosure Obligations Section 11.3

Item 1:  Election of Directors

The nominees listed on the Management Information Circular dated April 3, 2025, were elected as directors of the Corporation to hold office for the ensuing year or until their successors are elected or appointed. The Corporation received the following votes with respect to the election of the eight nominees:

Nominee	Votes For	% For	Votes Against	% Against
Renaud Adams	359,696,517	99.86	498,685	0.14
Christiane Bergevin	358,356,327	99.49	1,838,872	0.51
Ann K. Masse	358,472,083	99.52	1,723,116	0.48
Lawrence Peter O'Hagan	357,256,575	99.18	2,938,627	0.82
Kevin P. O'Kane	359,198,857	99.72	996,346	0.28
David S. Smith	359,402,022	99.78	793,182	0.22
Murray P. Suey	358,879,483	99.63	1,315,718	0.37
Anne Marie Toutant	359,543,415	99.82	651,784	0.18
Audra Walsh	359,489,730	99.80	705,469	0.20

Item 2:  Appointment of Auditors

KPMG LLP were appointed auditor of the Corporation to hold office until the close of the next annual meeting of shareholders or until their successors are appointed, and the directors of the Corporation were authorized to fix the remuneration of the auditors. The Corporation received the following votes with respect to the election of the auditor:

Votes For	% For	Votes Withheld	% Withheld
360,790,553	91.81	32,202,912	8.19

Item 3:  Executive Compensation

The shareholders approved an advisory resolution on IAMGOLD's approach to executive compensation. The Corporation received the following votes with respect to executive compensation:

Votes For	% For	Votes Against	% Against
353,619,954	98.17	6,575,246	1.83

Dated this 6th day of May, 2025.

IAMGOLD CORPORATION

/s/ Annie Torkia Lagacé

_____________________________

Annie Torkia Lagacé

Chief Legal and Strategy Officer